December 8, 2015

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Charles River Laboratories International, Inc.
Form 10-K for the Fiscal Year Ended December 27, 2014
Filed February 17, 2015
File No. 1-15943

Dear Ms. Jenkins:

Charles River Laboratories International, Inc. (“CRL” or the “Company”), 251 Ballardvale Street, Wilmington, MA 01887, submits this letter in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 25, 2015 to David R. Smith (the “Comment Letter”), related to the above referenced filing (the “Filing”).

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter and we have bolded the heading of our response thereto.

Comment 1

Item 6. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Dividends, page 24

1. You disclose some of the restrictive covenants contained in your revolving credit agreement and term loan agreements may limit your ability to pay dividends. In future filings, please disclose in the notes to your financial statements the nature and significant terms of the restrictions imposed on your ability to pay dividends by the terms of these debt agreements. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X. Please provide us your proposed disclosures.

Response to Comment 1:

The Company highlights for the Staff’s benefit the following disclosure included in “Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” on page 24 of the Filing, as it provides context to the Company’s disclosures around dividend restrictions.

“We have not declared or paid any cash dividends on shares of our common stock in the past two years and we do not intend to pay cash dividends in the foreseeable future. We currently intend to retain any earnings to finance future operations and expansion.”

Based upon a review of the revolving credit agreement and term loan agreements the Company believes that the below disclosure is no longer applicable. The Company will exclude the following disclosure from future filings:

“Some of the restrictive covenants contained in our revolving credit agreement and term loan agreements limit our ability to pay dividends.”

251 Ballardvale Street, Wilmington, MA 01887 • 781.222.6000 • Fax 978.658.7132 • www.criver.com

Comment 2

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year 2014 Compared to Fiscal Year 2013, page 34

2. Your statements of income on page 44 separately present service revenue and product revenue and the related costs of services provided and products sold. In future filings, please revise your disclosures in Management’s Discussion and Analysis to address separately the business reasons for changes in service revenues and product revenues and the related costs of sales for each revenue type. Please provide us your proposed disclosures.

Response to Comment 2

The Company proposes to add disclosures similar to the underlined disclosures below to future periodic reports. The below disclosures has been drafted based upon the fiscal year 2014 results compared to those of the fiscal year 2013. The text that is not underlined is provided for context and is an excerpt from page 34 of the Filing.

Revenue for the fiscal year 2014 increased $132.2 million, or 11.3%, compared with the fiscal year 2013. Reported revenue decreased due to foreign currency translation by $1.7 million, or 0.1%, when compared to the prior period.

Service revenue for the fiscal year 2014 was $797.8 million, an increase of $108.6 million or 15.8%, compared to $689.2 million for the fiscal year 2013. The increase in service revenue is due to the acquisition of Argenta and BioFocus that contributed $68.9 million to revenue growth, as well as, higher revenue in the Safety Assessment business primarily driven by increased volume. Product revenue for the fiscal year 2014 was $499.9 million, an increase of $23.5 million, or 4.9%, compared to $476.4 million for the fiscal year 2013. The increase was due to growth in our Manufacturing business, particularly EMD, and the acquisition of Argenta and BioFocus that contributed $2.5 million to revenue growth.

Cost of products sold and services provided (costs) for the fiscal year 2014 increased $54.4 million, or 7.1%, compared with the fiscal year 2013. Costs as a percentage of revenue for the fiscal year 2014 were 63.6%, a decrease of 2.5%, from 66.1% for the fiscal year 2013. The costs above include asset impairments, which were previously presented separately in our consolidated statement of income.

Costs of services provided for the fiscal year 2014 was $558.6 million, an increase of $60.7 million or 12.2%, compared to $497.9 million for the fiscal year 2013. The increase is due to a higher cost base as a result of the acquisition of Argenta and BioFocus and increased costs in the Safety Assessment business, as a result of increased revenue. Costs of products sold for the fiscal year 2014 was $266.4 million, a decrease of $6.3 million or 2.3%, compared to $272.8 million for the fiscal year 2013. The decrease was primarily due to lower accelerated depreciation expense associated with global efficiency initiatives in our research models business; partially offset by growth in our Manufacturing business and a higher costs base due to the acquisition of Argenta and BioFocus.

Comment 3

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Rate Risk, page 41

3. Please revise your foreign currency exchange rate risk disclosures in future filings to also include quantitative information in one of the formats outlined in Item 305(a)(1)(i) through (iii) of Regulation S-K. Please provide us your proposed disclosures.

Response to Comment 3

The Company proposes to add disclosures similar to the underlined disclosures below to future periodic reports. The text that is not underlined is provided for context and is an excerpt from page 41 of the Filing.

“We operate on a global basis and have exposure to some foreign currency exchange rate fluctuations for our financial position, results of operations and cash flows.

While the financial results of our global activities are reported in U.S. dollars, our foreign subsidiaries typically conduct their operations in their respective local currency. The principal functional currencies of

251 Ballardvale Street, Wilmington, MA 01887 • 781.222.6000 • Fax 978.658.7132 • www.criver.com the company’s foreign subsidiaries are the Euro, Pound Sterling and Canadian Dollar. During the fiscal year 2015, the most significant drivers of foreign currency translation adjustment the Company recorded as part of Comprehensive Income were the __ and __.

Fluctuations in the foreign currency exchange rates of the countries in which we do business will affect our ~~operating results~~ financial position, results of operations and cash flows, often in ways that are difficult to predict. In particular, as the U.S. dollar strengthens against other currencies the value of our non-U.S. revenue, expenses, assets, liabilities and cash flows will generally decline when reported in U.S. dollars. The impact to net income as a result of a U.S. dollar strengthening will be partially mitigated by the value of non-U.S. expense which will also decline when reported in U.S. dollars. As the U.S. dollar weakens versus other currencies the value of the non-U.S. revenue and expenses, assets, liabilities and cash flows will generally increase when reported in U.S. dollars. For the year ended December 26, 2015, our revenue and operating income would have decreased by approximately $__ million and $__ million, respectively, if the U.S. dollar exchange rate would have strengthened by 10% with all other variables held constant”

The Company also intends to include a discussion of the reasons for any material quantitative changes in foreign currency exchange rate risk as appropriate.

Comment 4

Note 8. Equity and Redeemable Noncontrolling Interest

Accumulated Other Comprehensive Income (Loss), page 70

4. You experienced $48.5 million in other comprehensive loss from translation adjustments during the fiscal year ended December 27, 2014. Given the significance of this amount to your total comprehensive income, please disclose in future filings the changes in currencies which gave rise to this significant translation adjustment. Please provide us your proposed disclosures.

Response to Comment 4

Following the table disclosing changes to the components of Accumulated Other Comprehensive income (loss) on page 70 of the Filing the Company proposes to add the following disclosure to future periodic reports:

“Translation Adjustment

The impact of the translation adjustment to Other comprehensive income (loss) before reclassifications for the fiscal year 2014 was primarily due to the effect of changes in foreign currency exchange rates of the Euro and Canadian Dollar and to a lesser extent the impact of changes in the Japanese Yen and Pound Sterling”

Comment 5

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

5. This consent appears to be unsigned. Please file a signed consent from your independent registered public accounting firm to the incorporation by reference into your Forms S-3ASR and S-8 of their report dated February 17, 2015 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

Response to Comment 5

The Company acknowledges the Staff's comment and will, promptly following the filing of this letter, file the consent with the conformed signature on a Form 8-K.

251 Ballardvale Street, Wilmington, MA 01887 • 781.222.6000 • Fax 978.658.7132 • www.criver.com

Furthermore, in connection with our response, as requested in the Comment Letter, the Company acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The Staff should not hesitate to contact the undersigned directly at (781) 222-7087 with any questions or comments.

Very truly yours,

/s/ David R. Smith
David R. Smith
Corporate Executive Vice President and Chief Financial Officer

251 Ballardvale Street, Wilmington, MA 01887 • 781.222.6000 • Fax 978.658.7132 • www.criver.com